December 22, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail
Boyd Gaming Corporation
Ellis Landau, Executive Vice President, Chief Financial Officer
2950 Industrial Road
Las Vegas, NV 89109

		Re:	Boyd Gaming Corporation
			Form 10-K for the Year Ended December 31, 2004
       			File 001-12882

Dear Mr. Landau:

Based upon an examination restricted solely to considerations of the
Financial Statements, Management`s Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-K For the Fiscal Year Ended December 31, 2004

Item 2 - Properties, page 12

1. We note that you include Borgata within your summary of properties.
However, since you only own 50% of Borgata, we believe its numbers of slot machines, table games, etc. should not be totaled with those of your wholly-owned properties. Please revise to present separately the information with respect to Borgata. Similarly revise the presentation of this same information in the Overview section on page
1 of your filing.


Management`s Discussion and Analysis

Results of Operations, page 17

2. We note that you present Total Adjusted EBITDA within your segment data. However, since Borgata is not an operating segment, it appears that your presentation of Total Adjusted EBITDA, including your share of Borgata`s operating income before preopening expenses and your amortization expenses, is a non-GAAP financial measure. We believe your share of Borgata`s operating income (after preopening expenses and your amortization expenses) should be presented only as a separate reconciling item. Please refer to FR-65 and the related guidance made available by the Division of Corporation Finance on June 13, 2003.

3. Also, it appears that you present the SFAS 131-required information in your MD&A as contemplated by Answer 19 of the aforementioned guidance made available by the Division of Corporation Finance on June
13, 2003. However, your discussion of results of operations focuses mainly on contributions to your consolidated results by your various segments, rather than presenting separate discussions of the results of each of your segments. Please reconsider the approach to your MD&A and whether a separate discussion of each reportable segment would be appropriate to an understanding of your business. See Item 303(a) of
Regulation S-K.

4. In addition, we believe you should discontinue your presentation and discussion of Total Adjusted EBITDA because this "consolidated" measure appears outside the context of the SFAS 131-required reconciliation. See Answer 21 of the aforementioned guidance made available by the Division of Corporation Finance on June 13, 2003.

Liquidity and Capital Resources, page 22

5. In light of the substantial amount of debt incurred by Borgata on a stand-alone basis, and the restriction on dividends related to such debt as well as the debt to be incurred in connection with Borgata`s expansion plans, we believe you should more fully explain your limited access to the funds currently being generated by the Borgata`s operations. In other words, please clarify that, although Borgata has made a significant contribution to your operating income in 2004, the funds generated by its operations are primarily used to service its own indebtedness, and such funds are generally not available (except to the extent that dividends are allowed to be paid to you) to service the indebtedness reflected on your consolidated balance sheet.


Item 15 - Exhibits and Financial Statement Schedules, page 34

6. The audited financial statements of Marina District Development Company, d.b.a. Borgata, should be filed as financial statement schedules in Part IV of your report, and not as an exhibit. See
Item
15(c) of Form 10-K.

Consolidated Financial Statements

Consolidated Statements of Operations, page 37

7. Please include a subtotal for operating income before your share of the operating income of Borgata. Similarly revise the presentation of your selected financial data on page 16, the table with your segment data in Note 17 and in MD&A, and the presentation of your consolidating statement of operations information in Note 18.

Note 17 - Segment Information, page 57

8. As discussed in a previous comment, we believe your share of Borgata`s operating income (after preopening expenses and your amortization expenses) should be presented only as a separate reconciling item. This will result in only two line items related to your share of the results of the Borgata, which is consistent with the presentation in your Consolidated Statements of Operations on page 37.
Also, the amounts shown for depreciation and amortization in the table on page 58 should agree with the amounts shown in your Consolidated
Statements of Operations on page 37.

      As appropriate, respond to these comments within 15 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label
"corresp" with a copy to the staff.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Juan Migone at (202) 551-3312 or undersigned at
(202) 551-3211 if you have questions regarding comments on the financial statements and related matters.



      Sincerely,





      David R. Humphrey
      Branch Chief-Accountant